Exhibit 6.1

EXCLUSIVE DISTRIBUTOR AGREEMENT

This Exclusive Distributor Agreement ("Agreement") is made and effective on this, the 15th day of May, 2020, by and between Forwardly, Inc., a Nevada corporation having offices at 1022 Nevada Highway, Boulder City, NV 89005, United States of America ("Distributor") and Ligand Innovation Global, a Canadian Corporation with its principal place of business at 34 Kern Road #3. Toronto, ON, M3B 1T1, Canada, ("Company").

In consideration of the mutual promises contained herein, the parties agree as follows:

1. Definitions

As used herein, the following terms shall have the meanings set forth below:

a. "Products" or “Product” shall mean the following Company products to be sold by Distributor:

All products as referred to in "Attachment 1: Products" incorporated herein by reference.

b. "Territory" shall mean the following described geographic areas and/or particular accounts:

All areas and accounts as referred to in "Attachment 2: Territory" incorporated herein by reference.

c. "Other Terms and Conditions" shall mean all terms, conditions, limitations, and modifications as described in "Attachment 3: Other Terms and Conditions" incorporated herein by reference.

d. “Other Considerations” shall mean considerations, grants, and dividends as described in “Attachment 4” incorporated herein by reference.

2. Appointment

Company hereby appoints Distributor as its exclusive Distributor for the Products in the Territory. Distributor's sole authority shall be to solicit orders for the Products in the Territory in accordance with the terms of this Agreement. Distributor shall not have the authority to make any commitments whatsoever on behalf of Company.

3. General Duties

Distributor shall use its best efforts to promote the Products and maximize the sale of the Products within the Territory. Distributor shall also provide reasonable "after sale" support to Product purchasers and generally perform such sales related activities as are reasonable to promote the Products and the goodwill of the Company within the Territory. Distributor will devote adequate time and effort to perform its obligations. Distributor shall neither advertise the Products outside the Territory nor solicit sales from purchasers located outside the Territory but is not prohibited from executing sales to unsolicited end-users, dealers, distributors, or remarketers that are outside of the Territory. Distributor's task is to solicit orders from all potential customers in the Territory including individuals, businesses, government entities, resellers, distributors, remarketers, dealers, retailers, end-users and others.

Company shall support Distributor in its efforts to promote the Products post solicitation but presale by making itself available for discussion with prospective customers of the Distributor. Company shall also participate in promotion events such as exhibitions, demonstrations, and presentations to gatherings of representatives of more than five end-users, or to end-users which are potentially customers of more than 50 units. The Company understands that the Distributor will be especially reliant on Company’s sales support efforts until a sample unit of the Products can be provided to the Distributor

4. Reserved Rights

Company reserves the right to exhibit, advertise, market, attend trade shows, and solicit orders directly from and sell directly to any end-users or other retail buyers within the Territory. Company further reserves the right to enter into any agreements, partnerships, associations, joint ventures, OEM contracts, or other business relationships with manufacturers, suppliers, or other parties. Any sales or leads of Products made directly by the Company in the Territory will be credited and attributed to the Distributor.

5. Conflict of Interest

Distributor warrants to Company that it does not currently represent or promote any lines or products that compete with the Products. During the term of this Agreement, Distributor shall not represent, promote or otherwise try to sell within the Territory any lines or products that, in Company's judgment, compete with the Products covered by this Agreement. Distributor shall provide Company with a list of the companies and products that it currently represents and shall notify Company in writing of any new companies and products at such time as its promotion of those new companies and products commence.

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Distributor and Company recognize that Louis J. Sapi has commitments, responsibilities, and interests in/to both parties which may be perceived at times to be a conflict of interest. Distributor and Company agree that Mr. Sapi has a duty to both parties and will endeavor to act in the best and optimum interest of both parties. Distributor and Company waive any rights to act upon any real or perceived conflicts of interest by Mr. Sapi.

6. Independent Contractor

Distributor is an independent contractor, and nothing contained in this Agreement shall be construed to (1) give either party the power to direct and control the day-to-day activities of the other; (2) constitute the parties as partners, joint venturers, co-owners or otherwise; or (3) allow Distributor to create or assume any obligation on behalf of Company for any purpose. Distributor is not an employee of Company and is not entitled to any employee benefits. Distributor shall be responsible for paying all income taxes and other taxes charged to Distributor on amounts earned hereunder. All financial and other obligations associated with Distributor's business are the sole responsibility of Distributor.

7. Indemnification

A. Indemnification by Distributor. Distributor shall indemnify and hold Company free and harmless from any and all claims, damages, or lawsuits (including attorneys' fees) arising out of intentional or negligent acts or omissions by Distributor, its employees or agents.

B. Indemnification by Company. Company shall indemnify and hold Distributor free and harmless for any and all claims, damages, or lawsuits (including attorneys' fees) arising out of defects in the Products caused by Company.

8. Purchases and Sale of the Products

A. Company agrees to sell to Distributor and Distributor agrees to purchase from Company the Products subject to the terms and conditions as referred to in "Attachment 3: Terms and Conditions of Sale of Products" incorporated herein by reference.

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B. Orders. All orders for the Products shall be submitted to Company in writing by email (regular postal mail and other delivery services are acceptable) sent to the attention of Controller. All orders received shall be verified by email sent from Controller.

C. Inquiries from Outside the Territory. Distributor shall promptly submit to Company, for Company's attention and handling, all inquiries received by Distributor from customers outside the Territory. All inquiries shall be submitted to Company by email within five (5) business days. Company may delegate attention and handling of these customer inquiries back to the Distributor, at its discretion, however, any sales or leads of Products made to these customers will be credited and attributed to the Distributor without regard as to whether the Distributor completed the sale.

9. Product Warranty

Any warranty for the Products shall run directly from Company to the purchaser of the Products. Pursuant to any such warranty, the purchaser shall contact Company or Distributor, at its own discretion, to make arrangements for repair, return, or replacement of any allegedly defective Products. Company may choose to have sole authority to deal with customers regarding any such warrantable repairs, returns, or replacement. Upon receipt of any such warrantable products, Distributor shall separately contact Company to arrange for return or credit for these defective products. The decision for determination of defect and replacement or credit for these products shall be solely at the Company's discretion.

10. Product Availability

Company shall use its best efforts in filling orders submitted by Distributor in a reasonable and timely fashion. Company shall immediately notify Distributor of any known or anticipated delays in filling new or previously entered orders and the estimated duration of any delays so that Distributor may fairly represent this information to existing or potential customers. Under no circumstances shall Company be responsible to Distributor or anyone else for its failure to fill accepted orders, or for its delay in filling accepted orders, when such failure or delay is due to strike, accident, labor trouble, acts of nature, freight embargo, war, civil disturbance, vendor problems, or any cause beyond Company's reasonable control.

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11. Product Samples

It is not the policy of the Company to provide or loan Product Samples to its Distributors. However, in the exceptional case where a Product Sample is provided or loaned to a Distributor, the following language shall apply: Any Product Samples of the Products provided by Company to Distributor shall remain the property of Company. Distributor shall have full responsibility of keeping each Product Sample in proper operating condition during the entire time the Product Sample is in the possession of Distributor. Upon written notice from Company, Distributor shall, within thirty (30) days, arrange for return of each Product Sample to Company in good condition less reasonable wear and tear.

12. Additional Responsibilities of Distributor

A. Forecasts. Not later than the 15th day of every month, Distributor shall provide Company with a three (3) month rolling forecast of orders showing Products requested.

B. Expense of Doing Business. Distributor shall bear the entire cost and expense of conducting its business in accordance with the terms of this Agreement.

C. Facilities. Distributor shall provide itself with, and be solely responsible for, (1) such facilities, employees, and business organization, and (2) such permits, licenses, and other forms of clearance from governmental or regulatory agencies, if any, as are necessary for the conduct of Distributor's business operations in accordance with this Agreement.

D. Promotion of the Products. Distributor shall, at its own expense, vigorously promote the sale of and stimulate demand for the Products within the Territory by direct solicitation. In no event shall Distributor make any representation, guarantee, or warranty concerning the Products except as expressly authorized by Company. Any attempts to promote the sale of and stimulate demand for the Products within the Territory by the Company, shall be at the Company’s own discretion and expense.

E. Customer Service. Distributor shall diligently assist customers' personnel in using the Products and shall perform such additional customer services as good salesmanship requires and as Company may reasonably request. However, the ultimate responsibility for customer service, product viability, end-user training, warranty, repair and general customer satisfaction, shall remain with the Company.

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F. Advising of Changes. Distributor shall promptly advise Company of any changes in Distributor's status, organization, personnel, and similar matters; any changes in the key personnel, organization, and status of any major customers of Company in the Territory; and any political, financial, legislative, industrial, or other events in the Territory that could affect the mutual business interests of Distributor and Company, whether harmful or beneficial.

G. Books and Records. Distributor shall maintain and make available to Company accurate books, records, and accounts relating to the business of Distributor with respect to the Products. Distributor shall also maintain a record of any customer complaints regarding either the Products or Company and immediately forward to Company the information regarding those complaints.

13. Additional Obligations of Company

A. Assistance in Promotion. Company shall provide Distributor with marketing and technical information concerning the Products, including samples of brochures, instructional materials, advertising literature, and other Product data in the English language.

B. Assistance in Technical Problems. Company shall assist Distributor and customers of the Products in all ways deemed reasonable by Company in the solution of any technical problems relating to the functioning and use of the Products.

C. New Developments. Company shall inform Distributor of any new product developments that are competitive with the Products and other market information and competitive information as discovered from time to time.

14. Trademarks and Trade names

A. Use. During the term of this Agreement, Distributor shall have the right to indicate to the public that it is an authorized Distributor of Company's Products and to advertise within the Territory such Products under the trademarks, service marks, and trade names that Company may adopt from time to time ("Company's Trademarks"). Nothing herein shall grant Distributor any right, title, or interest in Company's Trademarks. At no time during the term of this Agreement or at any time thereafter shall Distributor challenge or assist others in challenging Company's Trademarks or the registration thereof or attempt to register any trademarks, service marks, or trade name confusingly similar to those of Company. Company indemnifies Distributor for all use of Company's Trademarks.

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B. Approval of Representations. All presentations of Company's Trademarks that Distributor intends to use shall first be submitted to Company for written approval (which shall not be unreasonably withheld) of design, color, and other details or shall be exact copies of those used by Company.

15. Commissions

The Distributor shall be paid a commission in an amount to be agreed upon, under an addendum to this Agreement, once Products pricing has been determined by the Company. Commissions are not anticipated to be less than 15% of the retail selling price for all sales of the Products made within the Territory. These commissions are due and payable within 5 days of delivery of the Products. Products will not be delivered until payment for the Products has been received by the Company, in full.

It is the responsibility of the Distributor to pay any commission due to other distributor, sales personnel, resellers, remarketers or other persons involved in the sale of the Products made to those customers that can be credited or attributed to the Distributor.

16. Term

This Agreement shall commence on the date first written above and shall continue in perpetuity unless terminated earlier, as provided herein. The Agreement may be terminated under one or more of the following conditions:

17. Termination

A. Termination for Breach. If either party defaults in the performance of any material obligation in this Agreement, then the non-defaulting party may give written notice to the defaulting party and if the default is not cured within thirty (30) days following such notice, the Agreement will be terminated.

B. Termination for Insolvency. Either party shall have the option to terminate this Agreement without notice, (1) upon the institution of actions against the other party for insolvency, receivership or bankruptcy, or any other proceedings for the settlement of other party's debts, (2) upon other party's making an assignment for the benefit of creditors, or (3) upon initiation of dissolution proceedings against the other party.

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C. Termination by Distributor. Distributor shall have the option to terminate this agreement at its own discretion, upon 90 days’ notice to the Company

D. Termination for Lack of Performance. Company shall have the option to terminate this Agreement if two years after approval for commercial use by the United States Food and Drug Administration (“FDA”) of the Products, the Distributor has not been credited for the sale of at least 1,000 units of the Products, contingent on Product deliverability and any other considerations contemplated in Attachment 4 herein.

E. Return of Materials. All of Company's trademarks, trade names, patents, copyrights, designs, drawings, formula, or other data, photographs, demonstrators, literature, and sales aids of every kind shall remain the property of Company. Within thirty (30) days after termination of this Agreement, Distributor shall return all such materials to Company at Distributor's expense. Distributor shall not make or retain copies of any materials or confidential items that may have been entrusted to it. Effective upon the termination of this Agreement, Distributor shall cease to use all trademarks, service marks, and trade names of Company.

18. Limitation on Liability

In the event of termination by either party in accordance with any provisions of this agreement, neither party shall be liable to the other, because of termination, for compensation, reimbursement or damages on account of the loss of prospective profits or anticipated sales or on account of expenditures, investment, leases or commitments in connection with the business or goodwill of Company or Distributor. Company's sole liability under the terms of this Agreement shall be for any unpaid commissions if applicable.

19. Export Law

Company acknowledges and agrees that the Products may be subject to export restrictions and controls. Company agrees and certifies that neither the Products nor any component thereof is being or will be acquired, shipped, transferred, exported or re-exported, directly or indirectly, into any country prohibited by export restrictions and controls. Company bears all responsibility for export law compliance. Without limiting the generality of the foregoing obligation, Distributor and Company hereby expressly agree that, without the authorization of the Government of Canada, Company will not, and will cause its representatives to agree not to, export, re-export, divert or transfer any Product to any destination, company or person prohibited by any export laws of Canada or other export control laws and regulations. Company will indemnify Distributor against all claims based on Company's exporting of the Products.

Distributor agrees that it will not export the Products to any country outside of the United States of America, with the exception of any returns of product to the Company’s Canadian offices.

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20. Confidentiality

Distributor acknowledges that by reason of its relationship to Company hereunder it will have access to certain information and materials concerning Company's business plans, customers, technology, and products that is confidential and of substantial value to Company, which value would be impaired if such information were disclosed to third parties. Distributor agrees that it shall not disclose to any third party, any such confidential information revealed to it by Company. Without other notice, Distributor shall treat all information as confidential in nature. Upon specific request, Company shall advise Distributor whether or not it considers any particular information or materials to be confidential. Distributor shall not publish any technical description of the Products beyond the description published by Company. In the event of termination of this Agreement, there shall be no use or disclosure by Distributor of any confidential information of Company, and Distributor shall not manufacture or have manufactured any devices, components or assemblies utilizing Company's patents, inventions, copyrights, know-how or trade secrets.

21. Notices

All notices required or permitted by this agreement shall be deemed given if sent by certified mail, postage prepaid, return receipt requested or by recognized overnight delivery service. A courtesy copy will be provided by email. Notices shall be made as follows:

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If to Company:

Attn: Dayo Olakulehin

Ligand Innovation Global

34 Kern Road #3

Toronto, ON

M3B 1T1

Canada

Email: ceo@ligandcorp.com

If to Distributor:

Attn: George Sharp

Forwardly, Inc.

1022 Nevada Highway

Boulder City, NV 89005

United States of America

Email: George@ClipperCP.com

22. Assignment

Neither party shall have the right to assign its interest in this Agreement to any other party, unless the prior written consent of the other party is obtained. However, either party may assign its rights and duties hereunder in connection with a merger, consolidation, spin-off, corporate reorganization, acquisition, or sale of all or substantially all the assets of the party without obtaining prior written consent. This Agreement shall be binding upon and inure to any successors or assigns of the parties.

It is understood that the Distributor intends to assign its rights under this Agreement to a wholly owned subsidiary of the Distributor, whose formation is pending. Company shall remain bound to the covenants of this Agreement, and hereby binds its pending wholly owned subsidiary. The Company agrees that the covenants of this agreement apply to the Distributor’s pending wholly owned subsidiary and that the Distributor and its pending wholly owned subsidiary shall be shall be considered for the purposes of this Agreement as if they were one and the same.

23. Governing Law and Jurisdiction

This Agreement shall be governed by and construed according to the laws of the Province of Ontario, Canada and the State of Nevada of the United States of America.

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24. Waiver

The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

25. Severability

If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If any court or body of competent jurisdiction finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed and enforced as so limited. However, the invalidity or limitation of any such provision shall not affect the validity of the remaining provisions.

26. Section Headings

The section headings used in this Agreement are inserted for the purpose of convenience only and shall not be construed to limit or extend any provision hereof.

27. Quiet Period

Following the execution of this Agreement, the parties shall observe a quiet period of 14 days during which no party shall discuss the existence of this agreement to any person with the exception of persons who are counsel (attorneys), accountants, officers, directors, partners of the parties.

28. Counterparts

This Agreement may be executed in counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement, and delivery of an executed signature page by facsimile transmission or other electronic transmission shall be effective as delivery of a manually executed counterpart.

29. Benefit of Counsel

The Parties expressly state that they have consulted with their respective attorneys of record herein concerning all portions of this agreement and have been fully advised by said attorneys with respect to their rights and obligations hereunder.

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30. Entire Agreement

This Agreement, together with any attached schedules or addendums, constitute the entire agreement between Company and Distributor and supersedes all prior agreements or understandings with respect to the subject matters contained herein. This Agreement shall not be amended, altered or changed except by a written agreement signed by both parties.

The below signed parties hereby acknowledge that they have read and understand the entire Agreement, that they have authority to enter this Agreement on behalf of their respective organizations, and that they have freely and voluntarily executed this Agreement as of the day and year first written above.

for Company:

By:

Dayo Olakulehin

CEO and President

Ligand Innovation Global

for Distributor:

By:

George Sharp

CEO and President

Forwardly, Inc.

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Attachment 1: Products

The following Ligand Innovation Global are the subject of this Exclusive Distributor Agreement. Any products not explicitly listed are excluded from this agreement.

All portable ventilator product lines, including, but not limited to, all models, variations, generations and upgrades to the product currently identified as LifeAir G1, and any similar product lines under different names.

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Attachment 2: Territory

All accounts and customers, except as noted, in the following geographic or geopolitical areas, countries, nations, territories, or sovereignties are the subject of this Exclusive Distributor Agreement. Any geographic or geopolitical area, country, nation, territory, or sovereignty not explicitly listed is excluded from this agreement.

United States of America

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Attachment 3: Terms and Conditions of Sale of Products

Shipping and delivery timing - Company shall determine a "ship by" date separately for each order received from Distributor. Company shall be responsible for shipping the order no later than the "ship by" date for each order received. "Ship by" date shall mean the date Company shall deliver the ordered products to the shipping company at its designated address. Distributor may elect to have the Company “drop ship” directly to customer.

Delivery method and terms - best method as determined by Company. Company is responsible for all shipping and handling costs including but not limited to export/import fees and duties; customs processing, transfers, and clearance; taxes (value added, VAT, sales, etc.) and license fees or costs; and any other costs required to deliver product to Distributor or its customer.

Payment terms - Distributor shall prepay all orders prior to shipment. Funds must be in US dollars.

Minimum sales to maintain Exclusivity –Distributor must be credited for the sale of a minimum of 4,000 units of the Products within two years after approval for commercial use by the FDA of the Products, contingent on Product deliverability. Failure by Distributor to meet this minimum shall subject Distributor to loss of exclusivity and possible termination of this Agreement, at the discretion of the Company.

Commissions to Distributor - The Distributor shall be paid a commission in an amount to be agreed upon, under an addendum to this Agreement, once Products pricing has been determined by the Company. Commissions are not anticipated to be less than 15% of the retail selling price for all sales of the Products made within the Territory. These commissions are due and payable within 5 days of delivery of the Products. Products will not be delivered until payment for the Products has been received by the Company, in full.

Product Prices - to be determined by Company.

Product Discounts - to be determined by Company.

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Attachment 4: Other Considerations

Shares in Distributor Stock - Distributor is a publicly traded company, in good standing, and listed on the OTC Markets. Distributor shall compensate Company for this Agreement by issuing 2,000 shares of series Preferred “D” class stock, upon approval of the Product for commercial use by the FDA and the availability of Products for delivery by the Company. Each share of stock shall be convertible into common shares at a ratio of 10,000 for one, two years after issuance. Voting rights shall be proxied to the Distributor’s President for a period of two years after issuance.

Options in Distributor Stock - Upon both the approval of the Product for commercial use by the FDA and the availability of Products for delivery by the Company, the Distributor shall issue an option to purchase up to 10 million shares of the Distributor’s common stock at a price of 20 cents per share, exercisable within one year of the issuance date.

Funding of Company by Distributor – The Distributor has or is about to seek approval from the United States Securities and Exchange Commission (“SEC”) to raise USD $15 million in equity financing under Regulation A+. Upon approval and completion of the financing of the Distributor, the Distributor will offer to loan the Company an aggregate total of up to $5 million for a period of 5 years with an annual interest rate to be determined at the time of the first loan. Over the life of the loan(s), the Company shall pay a special dividend to the Distributor equal to a percentage of gross sales to be determined at the time of the first loan, payable within 5 days of completion of the sale. Company may not unilaterally terminate Agreement or withdraw exclusivity during the life of the loan(s). This funding of the Company by the Distributor is subject to the approval of the SEC and the Distributor’s ability to acquire $15 million in equity financing. The terms of the funding shall be specified in a separate loan agreement.

Conversion of Debt to Equity – Upon 20 days’ notice, Distributor may choose to convert any portion of Company’s outstanding debt to equity in the Company. Any conversion of debt to equity by the Distributor shall be on the basis of a Company valuation of the lower amount of USD $ 20,000,000 or other valuation used by the Company to obtain debt or equity financing within the previous 90 days from the date of notice.

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